CHUN HOLDINGS LTD. GAINS CONTROL OF B.V.R. SYSTEMS; ANNOUNCES SUBSEQUENT OFFERING PERIOD


         Tuesday, December 23, 2003 --The tender offer for B.V.R. Systems (1998) Ltd. (BVRSF.PK) made by Chun Holdings Ltd., a corporation controlled by Aviv Tzidon, Aeronautics Defense Systems Ltd. and iTS Technologies Pte Ltd. expired at 5:00 p.m., New York City time, on December 23, 2003. Chun Holdings announced that as of the expiration of the tender offer, an aggregate of 5,977,608 shares were validly tendered in the offer and not withdrawn, and notices of guaranteed delivery were received with respect to an additional 1,165,000 shares. The total, 7,142,608 shares, represents approximately 67% of the shares of B.V.R. Systems outstanding. Chun Holdings has accepted all shares validly tendered in the offer and not withdrawn, and will accept all shares validly tendered pursuant to notices of guaranteed delivery.

         At 9:00 a.m., New York City time, on December 24, 2003, Chun Holdings will commence a subsequent offering period for all remaining untendered shares. The subsequent offering period will expire at 12:00 midnight, New York City time, on Tuesday, December 30, 2003. Chun Holdings will immediately accept all shares properly tendered during the subsequent offering period and will pay the tendering stockholders promptly after acceptance. The same $0.18 per share price offered in the prior offering period will be paid during the subsequent offering period. Shares tendered during the subsequent offering period may not be withdrawn.

         Shareholders should address any questions regarding the subsequent offering period to Orly Tsioni at Yigal Arnon & Co., 1 Azrieli Center, Tel-Aviv 67201, Israel, Telephone: 011-972-3-608-7842.